EXHIBIT 11
Flagstar Capital Corporation
Computation of Net Earnings per Share

Earnings per common share are computed by subtracting from the applicable earnings the dividend requirements on preferred stock to arrive at earnings available to common stock and dividing this amount by the weighted average number of common stock outstanding during the period.

	For the quarter ended March 31,
	2001	2000

	(In thousands, except share data)
Net earnings	$1,892	$1,660

Less: preferred stock dividends	1,222	1,222

Net earnings available to common Stockholders	$670	$438

Average common shares outstanding	1,000,000	1,000,000

Net earnings per share – basic	$0.67	$0.44

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